Exhibit 99.8

                           WEIL, GOTSHAL & MANGES LLP
                                  700 Louisiana
                                   Suite 1600
                           Houston, Texas  77002-2784
                                 (713) 546-5000
                              FAX:  (713) 224-9511



                              July 31, 2000




VIA FACSIMILE


Mr. Jose E. Kauachi
Chairman of the Board
Integrated Orthopaedics, Inc.
5858 Westheimer, Suite 500
Houston, Texas  77057

     RE:  July 24, 2000 Agreement

Dear Mr. Kauachi:

     This letter will serve to clarify 2 provisions of the Agreement executed by you and others on July 24 and 25, 2000. Please sign below evidencing your acknowledgement and clarification of the points addressed in this letter. A copy of the Agreement is attached for your convenience. Defined terms in this letter have the meaning ascribed to them in the Agreement.

      First, under paragraph 1 of the Agreement, the Release is effective in the event the B Holder chooses to convert is Series B Preferred Stock into shares of the Company's common stock at a Conversion Price of $1.50 or higher (i.e., the Reduced Conversion Price). This letter will serve to clarify that the Reduced Conversion Price of $1.50 or higher is satisfied by receipt of an effective price received by the B Holder of a $1.50 or higher. For example, the Reduced Conversion Price of $1.50 or higher is met under the Agreement if the B Holder converts some of its shares at a price of less than $1.50 so long as it also forfeits, waives, transfers, and assigns its remaining shares for no money, resulting in an effective price for all shares or $1.50 or higher.

      Second, it appears that a mutual mistake was made by the parties in paragraph 7 of the Agreement. Paragraph 7 contains the defined term "Integrated Orthopaedics." No such term is defined in the Agreement. Instead, in the introductory paragraph of the Agreement "B Holder" is the phrase defined to include Integrated Orthopaedics and that phrase should have been used in paragraph 7 of the Agreement. As a result, "B Holder" should be substituted for "Integrated Orthopaedics" in paragraph 7 of the Agreement. With the mutual mistake corrected, paragraph 7 would read as follows (the only changes are the underlined terms):

           7. Any reference to the "party" or the "parties" shall mean and refer to B Holder or Kauachi or both and each of B Holder's affiliates, subsidiaries, parent corporations, successors-in-interest, predecessors-in-interest, agents, servants, employees, partners, officers, directors, attorneys, consultants, and representatives, if any, whether specifically named herein or not, and any other person in privity with any of them.

      Please sign below acknowledging your understanding and acceptance of these clarifications.

     If you have any questions, please call me.

                              Very truly yours,


                              Mike Stenglein


AGREED TO AS ABOVE:



Jose E. Kauachi



        The undersigned, understand and agree to the clarifications outlined in this Letter dated July 31, 2000, addressed to Jose E. Kauachi regarding the Agreement, as follows:



William F. Donovan, M.D


Sharon Ann Donovan


Elwayne Hafen


Ray Bishop


Mark Gerstenfeld


Fred Bressler


George Valente


Gerry Dye


William Papenhagen


Dean Lousberg


Brian Rothman